

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2013

Via E-mail
Laurence Cranch, Esq.
General Counsel
AllianceBernstein L.P.
1345 Avenue of the Americas
New York, New York 10105

> **Re:** **AllianceBernstein L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 23, 2013**
> **File No. 333-191155**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 0-29961**
>
> **AllianceBernstein Holding L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 1-09818**

Dear Mr. Cranch:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

General

1. Please revise your registration statement to include updated condensed consolidated financial statements for the period ending September 30, 2013.

2. We note the acknowledgements included in response to our letter were provided by counsel. Please provide a written statement of acknowledgment signed by an authorized representative of the company.

Opinion of W.P. Stewart's Financial Advisor, page 195

3. Please expand the discussion you added in response to comment 17 to describe the business attributes used to determine that these companies were most comparable and cause an investor them in the same broad industry class for investment purposes.

You may contact Michelle Miller at (202) 551-3368 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson at (202) 551-3331 with any questions you may have.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director